Exhibit 99.1

Kingsoft Cloud Provides Update on its Status under the Holding Foreign Companies Accountable

Act

BEIJING, China, May 10, 2022 – Kingsoft Cloud Holdings Limited (“we,” “Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced that the Company is aware that it was identified by the U.S. Securities and Exchange Commission (“SEC”) on its provisional list under the Holding Foreign Companies Accountable Act (the “HFCAA”) on May 9, 2022, following the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 (“2021 Form 20-F”).

This identification indicates that the SEC has determined the Company used an auditor, whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (“PCAOB”), to issue the audit opinion for the Company’s financial statements included in 2021 Form 20-F.

Under the HFCAA, the trading of a company’s securities on a U.S. stock exchange will be prohibited only if the company has been identified by the SEC for three consecutive years due to PCAOB’s inability to inspect the auditor’s working paper because of a position taken by an authority in a foreign jurisdiction. Given this is the first identification, the Company’s active listing and trading status on the NASDAQ remains unchanged.

The Company is closely monitoring the evolving regulatory development to ensure compliance with all applicable laws and regulations in all relevant jurisdictions including both China and the United States. In the meantime, to provide our shareholders with greater liquidity and protection, as previously announced, the Company is exploring a dual listing on the Main Board of the Hong Kong Stock Exchange, subject to regulatory approvals and market and other conditions [1].

The Company will continue its focus on sustainable development to drive value creation for all stakeholders through strong Environmental, Social, and Governance practices. To name a few, we have appointed our first female independent director as a step forward to enhance board diversity, and have endeavored to enhance oversight on ESG matters at the board level. For further information and browse our latest ESG reports, please visit http:// ir.ksyun.com/ESG.

[1] This disclosure does not, and is not intended to, constitute an offer to sell or a solicitation of an offer to purchase any of our securities in the United States, Hong Kong or elsewhere, and it does not, and is not intended to, constitute an offer, solicitation or sale of any securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the requirements of the Securities Act of 1933, as amended as well as other applicable laws and regulations.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

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